EXHIBIT 1

FIRST QUARTER INTERIM REPORT 2005

CONTENTS

Letter to Shareholders

3	Consolidated Financial Statements

7	Notes to the Consolidated Financial Statements

15	Management’s Discussion and Analysis

39	Corporate Information

TO OUR SHAREHOLDERS

All dollar amounts in this report are in U.S. dollars unless otherwise noted.

FINANCIAL HIGHLIGHTS

•	For the three months ended March 31, 2005, the Company reported net income of US$9.0 million or US$0.15 per share, compared to net income of US$32.2 million or US$0.54 per share for the same period last year.

•	Trizec Canada’s net income for the first quarter ended March 31, 2005 reflect its approximate 39% interest in Trizec Properties’ net income. The decrease in net income for the three months ended March 31, 2005 over 2004 is primarily attributable to a reduction in Trizec Properties’ net income for 2005 and larger foreign exchange gains recognized in 2004 by Trizec Canada. In the first quarter of 2004, Trizec Properties’ net income included significant gains on sales of properties.

RECENT DEVELOPMENTS

•	As at March 31, 2005, Trizec Canada held cash and cash equivalents and marketable securities of US$156.6 million as a result of the substantial completion of its monetization plan. Consistent with the objectives of the 2002 Plan of Arrangement, Trizec Canada paid the same quarterly dividend of US$0.20 per share to its shareholders in January and April 2005 as Trizec Properties paid per share on its common stock.

May 10, 2005

TRIZEC CANADA FIRST QUARTER 2005	1

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TRIZEC CANADA FIRST QUARTER 2005	2

CONSOLIDATED BALANCE SHEETS

		March 31	December 31
(US$ millions) (unaudited)	Note	2005	2004

Assets
Current assets
Cash and cash equivalents		$56.3	56.0
Restricted cash		7.8	7.9
Other assets	3	20.0	19.6

		84.1	83.5

Investment in Trizec Properties, Inc.	4	761.4	761.7
Investments and other assets	5	422.8	435.0
Future income taxes		105.1	103.8

		$1,373.4	1,384.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	6	$26.3	31.3

Exchangeable debentures
Carrying amount		726.0	733.9
Deferred amount		164.9	157.0

		890.9	890.9

		917.2	922.2

Shareholders’ Equity	8	456.2	461.8

		$1,373.4	1,384.0

See accompanying notes to the consolidated financial statements.

TRIZEC CANADA FIRST QUARTER 2005	3	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

For the three months ended March 31
(US$ millions, except per share amounts) (unaudited)	Note	2005	2004
			(restated Note 2)
Income
Share of earnings of Trizec Properties	4	$8.6	11.2
Interest and other income		1.4	2.4
10.0 13.6

Expenses and other
General and administrative expense		(2.2)	(1.9)
Exchangeable debentures interest expense, net		(4.8)	(4.8)
Dilution gains	4	1.7	—
Foreign exchange gains, net	8	0.6	10.4
Interest expense		—	(0.5)

Income before taxes and discontinued operations		5.3	16.8

Income and other corporate taxes	9	1.1	(2.0)

Income from continuing operations		6.4	14.8

Discontinued operations - Share of earnings of Trizec Properties	4	2.6	17.4

Net income		$9.0	32.2

Income per share	10
Basic and diluted
Continuing operations		$0.11	0.25

Discontinued operations		$0.04	0.29

Net income		$0.15	0.54

See accompanying notes to the consolidated financial statements.

TRIZEC CANADA FIRST QUARTER 2005	4	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

For the three months ended March 31
(US$ millions) (unaudited)	Note	2005	2004

Retained Earnings (Deficit), beginning of period		$37.8	(5.4)
Net income		9.0	32.2
Dividends		(12.0)	(12.0)

Retained Earnings, end of period		$34.8	14.8

See accompanying notes to the consolidated financial statements.

TRIZEC CANADA FIRST QUARTER 2005	5	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31
(US$ millions) (unaudited)	Note	2005	2004
			(restated Note 2)
Cash flow from (applied to)
Operating Activities
Net income		$9.0	32.2
Adjustments to reconcile net income to total operating cash flows:
Share of earnings of Trizec Properties (less dividends)		2.0	(15.3)
Dilution gains		(1.7)	—
Foreign exchange gains, net		(0.6)	(10.4)
Future income taxes		(1.9)	1.4
Amortization of deferred financing costs		0.2	0.6
Net change in working capital		(3.6)	30.3

Total operating cash flows		3.4	38.8

Financing Activities
Dividends paid		(12.0)	(12.0)

Total financing cash flows		(12.0)	(12.0)

Investing Activities
Purchase of marketable securities		—	(82.5)
Change in other investments		8.8	—
Change in restricted cash		0.1	7.8

Total investing cash flows		8.9	(74.7)

Increase (decrease) in cash and cash equivalents		0.3	(47.9)

Cash and cash equivalents, beginning of the period		56.0	103.9

Cash and cash equivalents, end of the period		$56.3	56.0

Supplementary cash flow disclosures
Cash paid during the period for
Interest		$—	—
Taxes		$(0.8)	(0.5)

See accompanying notes to the consolidated financial statements.

TRIZEC CANADA FIRST QUARTER 2005	6	FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005 and 2004
(tabular amounts in US$ millions, except per share amounts) (unaudited)

Trizec Canada Inc. (“Trizec Canada” or the “Corporation”) is primarily engaged in the U.S. real estate business through its approximately 39% interest in Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. office real estate investment trust, or REIT, and one of the largest owners and managers of commercial property in the United States. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The consolidated financial statements do not include all the information and disclosure required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included. The accounting policies and methods of their application are consistent with those used in the December 31, 2004 consolidated financial statements of Trizec Canada. For further information, see Trizec Canada’s consolidated financial statements including the notes thereto included in the Annual Report for the year ended December 31, 2004.

1. PLAN OF ARRANGEMENT AND BASIS OF PRESENTATION

Trizec Canada was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. On May 8, 2002, TrizecHahn Corporation (“TrizecHahn”) completed a Plan of Arrangement (“the Arrangement”) under the Business Corporations Act (Ontario) that resulted in Trizec Properties, which owned all of TrizecHahn’s U.S. assets together with certain non-U.S. assets, becoming a United States publicly-traded REIT. As a consequence of the Arrangement, TrizecHahn became an indirect wholly-owned subsidiary of Trizec Canada.

Trizec Canada indirectly owns approximately 39% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding Trizec Canada share, and therefore holders of Trizec Canada shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, during the 66-month period following the Arrangement, pay the same dividend per Trizec Canada share as Trizec Properties pays per share of Trizec Properties common stock. In addition, as a consequence of the Arrangement, Trizec Canada owns all of the Trizec Properties special voting stock and Trizec Properties Class F convertible stock. The Trizec Properties special voting stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors.

Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting (see Notes 2 and 4).

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

TRIZEC CANADA FIRST QUARTER 2005	7	NOTES TO THE FINANCIAL STATEMENT

2. ACCOUNTING CHANGE

The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline Number 15 (“AcG-15”) on the consolidation of variable interest entities (“VIEs”). The guideline applies to annual and interim periods beginning on or after November 1, 2004. VIEs include, amongst others: entities where the equity invested is considered insufficient to finance the entity’s activities without relying on financial support from other parties; or entities where the equity holder lacks any one of three stipulated characteristics of a controlling financial interest, including circumstances where the equity interest and voting interest are disproportionate. If the entity is considered a VIE, then the Corporation must determine, based on certain criteria in the guideline, whether or not it is the primary beneficiary of the VIE. The primary beneficiary is defined as the entity that absorbs a majority of the VIE’s expected losses or, if no entity absorbs such a majority, the entity that receives a majority of the expected residual returns. Only if the corporation is determined to be the primary beneficiary will it consolidate the VIE.

During 2004, the Corporation adopted the provisions of AcG-15 on a retroactive basis with restatement of prior periods. In applying the provisions of AcG-15, the Corporation has determined that Trizec Properties is a VIE and the Corporation is not its primary beneficiary. As such, the Corporation has changed its method of accounting for its investment in Trizec Properties from the consolidation method to the equity method of accounting.

The adoption of the guideline has resulted in the following changes to Trizec Canada’s comparative consolidated statement of income and consolidated statement of cash flows for the three months ended March 31, 2004. In addition, the consolidated statement of income reflects an adjustment to discontinued operations for properties designated as held for sale during 2004.

		Deconsolidation
Statement of Income		of Trizec	Discontinued
For the three months ended March 31, 2004	As reported	Properties	Operations	As restated

Rental revenue	$224.4	(224.4)	—	—
Share of earnings of Trizec Properties	—	12.9	(1.7)	11.2
Interest income	2.8	(1.0)	0.6	2.4

	227.2	(212.5)	(1.1)	13.6
Property operating expenses	(100.4)	100.4	—	—
General and administrative expense	(6.2)	4.3	—	(1.9)
Exchangeable debentures interest expense, net	(4.8)	—	—	(4.8)
Foreign exchange gains, net	13.7	(3.3)	—	10.4
Interest expense	(45.4)	44.9	—	(0.5)
Depreciation expense	(45.2)	45.2	—	—
Gain on sale of properties	20.3	(20.3)	—	—
Gain on lawsuit settlement	0.1	(0.1)	—	—
Recovery on insurance claims	0.2	(0.2)	—	—
Gain on early retirement of debt, net	0.3	(0.3)	—	—
Derivative loss	(2.1)	2.1	—	—

Income before taxes and non-controlling interests	57.7	(39.8)	(1.1)	16.8
Income and other corporate taxes	(7.6)	7.0	(1.4)	(2.0)
Non-controlling interests	(32.8)	32.8	—	—

Income from continuing operations	17.3	—	(2.5)	14.8
Discontinued operations	13.4	1.5	2.5	17.4

Net income	$30.7	1.5	—	32.2

TRIZEC CANADA FIRST QUARTER 2005	8	NOTES TO THE FINANCIAL STATEMENT

		Deconsolidation
Statement of Cash Flows		of Trizec
For the three months ended March 31, 2004	As reported	Properties	As restated

Cash flow from (applied to)
Operating activities	$69.3	(30.5)	38.8
Financial activities	(390.5)	378.5	(12.0)
Investing activities	175.1	(249.8)	(74.7)

Increase in cash and cash equivalents	$(146.1)	98.2	(47.9)

In addition, Trizec Properties determined that the Hollywood & Highland Hotel was a VIE, and Trizec Properties was the primary beneficiary. As a result, Trizec Properties consolidated the Hollywood & Highland Hotel at December 31, 2003. The impact of the consolidation of the Hollywood & Highland Hotel on the consolidated financial statements of Trizec Canada was to increase the deficit at the beginning of the year ended December 31, 2004 by $1.5 million and to increase net income and discontinued operations for the three months ended March 31, 2004 by $1.5 million; and to increase net income for the year ended December 31, 2004 by $1.5 million.

3. OTHER ASSETS

	2005	2004

Dividends receivable from Trizec Properties	$13.2	13.8
Other receivables, net	6.4	5.3
Prepaid expenses and other assets	0.4	0.5

	$20.0	19.6

4. INVESTMENT IN TRIZEC PROPERTIES, INC.

Investment in Trizec Properties, Inc.
December 31, 2004	$761.7
Share of earnings of Trizec Properties	12.9
Dividends from Trizec Properties	(13.2)

March 31, 2005	$761.4

TRIZEC CANADA FIRST QUARTER 2005	9	NOTES TO THE FINANCIAL STATEMENT

     A summary of financial information of Trizec Properties, prepared in accordance with Canadian GAAP, is as follows:

	March 31	December 31
Balance Sheets	2005	2004

Properties	$4,188.4	4,200.1
Cash and short-term investments	157.2	194.3
Restricted cash	122.2	116.9
Other assets	370.4	372.2

	$4,838.2	4,883.5

Long-term debt	$2,605.1	2,639.4
Other liabilities	275.2	310.2
Shareholders’ equity	1,957.9	1,933.9

	$4,838.2	4,883.5

Results of Operations
For the three months ended March 31,	2005	2004

Rental income	$113.9	108.5
Income from continuing operations	20.3	41.7
Discontinued operations	6.7	43.9
Net income	27.0	85.6

Trizec Canada’s investment in Trizec Properties is comprised of the following:

	March 31, 2005		December 31, 2004
	number held	% outstanding	number held	% outstanding
Shares of Common stock	59,922,379	39%	59,922,379	39%
Shares of Class F Convertible stock	100,000	100%	100,000	100%
Special Voting Stock	100	100%	100	100%
Warrants to purchase Common stock	905,042	53%	905,042	38%

Common Stock

Trizec Properties’ common stock trades on the New York Stock Exchange under the symbol TRZ. During the three months ended March 31, 2005, Trizec Properties declared a quarterly dividend totalling US $0.20 per common share (2004 – US $0.20). Trizec Canada’s share totalled approximately $12.0 million (2004 — $12.0 million). The 2004 and 2003 fourth quarter dividends of $12.0 million were paid in January 2005 and January 2004 respectively.

During the first quarter, the Corporation recorded dilution gains in the amount of $1.7 million from the issuance of common stock by Trizec Properties for amounts in excess of the Corporation’s carrying value.

Class F Convertible Stock

The Class F Convertible Stock held by Trizec Canada Inc. is non-voting and entitled to cumulative dividends at a fixed rate per annum of $0.05 per share, redeemable at Trizec Properties’ option or Trizec Canada’s option after the expiration of the conversion period for $1.00 per share plus unpaid declared dividends, and convertible at the holder’s option only upon the occurrence of certain defined events during a defined conversion period into a number of shares of common stock based on a defined formula.

TRIZEC CANADA FIRST QUARTER 2005	10	NOTES TO THE FINANCIAL STATEMENT

During the first quarter of 2005, Trizec Properties declared dividends totalling $5 thousand to Trizec Canada (2004 — $5 thousand).

Special Voting Stock

The 100 shares of Special Voting Stock have special voting rights that give Trizec Canada, when aggregated with the voting rights pursuant to ownership of common stock, a majority of votes in elections of directors to the Board of Directors of Trizec Properties at any time prior to January 1, 2008, so long as Trizec Canada Inc. holds at least 5% of Trizec Properties common stock. Thereafter, the Special Voting Stock are non-voting. In addition, for a defined period after the effective date of the Arrangement, this stock will entitle the holder to cash dividends that reflect principally non-Canadian withholding taxes, payable in respect of common stock dividends and special voting stock dividends paid to Trizec Canada.

During the first quarter, Trizec Properties declared and accrued dividends totalling approximately $1.2 million to Trizec Canada (2004 — $1.3 million).

Warrants

The Corporation holds 905,042 (December 31, 2004 – 905,042) warrants each to purchase a share of Trizec Properties common stock at a weighted average price of $15.67 per share. As at March 31, 2005, the warrants have a weighted average number of years remaining before expiration of 2.6 years.

Related party transactions

On October 9, 2003, the Corporation contributed approximately $4.0 million to Trizec Properties in exchange for preferred membership units in an entity that held a 91.5% interest in the Hollywood & Highland Hotel. The holders of the preferred membership units were entitled to an initial dividend of 8% per annum, increasing to 12% per annum, as well as any unrecovered capital contribution at the time of liquidation. On February 27, 2004, Trizec Properties sold the Hollywood & Highland Hotel and remitted approximately $4.8 million to the Corporation in full satisfaction of any outstanding dividends and unrecovered capital contributions.

5. INVESTMENTS AND OTHER ASSETS

	2005	2004

Marketable securities (market value at March 31, 2005 – approximately $99.9 million; December 31, 2004 – approximately $106.3 million)	$100.3	106.1
Notes receivable and mortgages	25.9	32.1
Deferred financing costs	10.4	10.6
Investment in Barrick – at cost	286.2	286.2

	$422.8	435.0

Marketable securities include $36.1 million (C$43.7 million) denominated in Canadian dollars.

At March 31, 2005, notes receivable and mortgages include a vendor take back note, in the amount of $25.9 million (December 31, 2004 — $27.1 million), which is denominated in Euros (Euros 20.0 million at March 31, 2005 and December 31, 2004). The note is receivable from a Company controlled by the controlling shareholder of Trizec Canada, along with a director of Trizec Canada. During the three months ended March 31, 2005, the Corporation recorded interest income from the note receivable in the amount of approximately $0.2 million (2004 — $0.2 million).

TRIZEC CANADA FIRST QUARTER 2005	11	NOTES TO THE FINANCIAL STATEMENT

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005	2004

Accrued interest expense	$2.0	6.6
Other accrued liabilities	17.2	17.6
Taxes payable	7.1	7.1

	$26.3	31.3

7. LINE OF CREDIT

Trizec Canada has a revolving credit facility of $10 million secured by six million shares of Trizec Properties common stock. The line has no significant financial covenants, and no amounts were drawn and outstanding at March 31, 2005 or December 31, 2004.

8. SHAREHOLDERS’ EQUITY

	2005	2004

Share capital	$376.5	376.5
Contributed surplus	30.2	30.2
Foreign currency translation adjustment	14.7	17.3
Retained earnings	34.8	37.8

	$456.2	461.8

a. Share capital

At March 31, 2005 and December 31, 2004, the authorized share capital of the Corporation consisted of:

•	an unlimited number of subordinate voting shares without par value, carrying one vote per share; and

•	7,522,283 multiple voting shares without par value, carrying 50 votes per share. Pursuant to a trust agreement, the holder of all of the multiple voting shares has agreed not to vote more than that number of multiple voting shares carrying votes in the aggregate that represent a simple majority of all votes entitled to be cast on a matter by all holders of voting securities of Trizec Canada in the aggregate.

b. Issued and outstanding share capital

The number of shares issued and outstanding (in millions) was as follows:

	Voting Shares
	Subordinate	Multiple	Total	Amount

March 31, 2005 and December 31, 2004	52.4	7.5	59.9	$376.5

c. Foreign exchange gains, net

For the three months ended March 31	2005	2004

Foreign exchange translation (losses) gains on monetary assets and liabilities denominated in Canadian dollars and European currencies	$(2.0)	4.3
Recognition of historical foreign currency translation adjustments resulting from reductions of net investments in Canada and Europe	2.6	6.1

	$0.6	10.4

TRIZEC CANADA FIRST QUARTER 2005	12	NOTES TO THE FINANCIAL STATEMENT

During the first quarter of 2004, Trizec Canada ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in shareholders’ equity as these operations are no longer considered to be self-sustaining. Commencing January 1, 2004, monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.

During the first quarter of 2005, Trizec Canada recognized a portion of the historic European foreign currency translation gain in the amount of $2.6 million as a result of the repatriation of certain invested capital. As a result of the repatriation of invested capital during the first quarter of 2004, the Corporation recognized a portion of the historic Canadian foreign currency translation gains in the amount of $6.1 million.

9. INCOME AND OTHER CORPORATE TAXES

The provision for income and other corporate taxes is as follows:

For the three months ended March 31	2005	2004

Recovery (Expense)
Income taxes
Current
- withholding taxes on REIT distributions	$(1.2)	(0.6)
- other	0.4	—
Future
- operations and sales	1.9	(1.4)

	$1.1	(2.0)

10. PER SHARE AMOUNTS

The following table sets forth the computation of basic and diluted income per share amounts.

For the three months ended March 31	2005	2004

Numerator:
Income from continuing operations	$6.4	14.8
Discontinued operations	2.6	17.4
Net income	9.0	32.2

Denominator for income per share (in millions):
Weighted average shares outstanding	59.9	59.9
Impact of dilutive potential shares resulting from share purchase options	—	—

Denominator for diluted per share amounts	59.9	59.9

Income per share
Basic and diluted
Continuing operations	$0.11	0.25
Discontinued operations	0.04	0.29
Net income	0.15	0.54

None of the 0.8 million share purchase options outstanding at March 31, 2005 and 2004 were included in per share computations as they would have had an anti-dilutive effect.

TRIZEC CANADA FIRST QUARTER 2005	13	NOTES TO THE FINANCIAL STATEMENT

11. SHARE-BASED COMPENSATION ARRANGEMENTS

a. Share purchase options

The following summarizes the outstanding Trizec Canada share purchase options at March 31, 2005:

millions of options

Outstanding at beginning and end of period
Weighted average price C$24.33	0.8

Exercisable at end of period consists of
Price range C$22.75 – C$24.29, weighted average price of C$23.74	0.4
Price range C$24.40 – C$28.62, weighted average price of C$25.01	0.4

Weighted average price C$24.33	0.8

b. Stock-based compensation

The pro forma cost of compensation awards as if the fair value method had been used for stock options granted during 2002 by the Corporation would be $0.1 million for the three months ended March 31, 2005 (2004 – $0.1 million). This would result in a pro forma net income per share of $0.15 for the three months ended March 31, 2005 (2004 – $0.54). This compares with net income per share, as reported, of $0.15 for the three months ended March 31, 2005 (2004 — $0.54). No pro forma effect has been given to share purchase options granted prior to January 1, 2002.

12. CONTINGENCIES

The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at March 31, 2005 cannot be predicted with certainty, in the opinion of management, any liability that may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.

In addition, the Corporation has also provided certain indemnifications related to the sale during 2003 of its interest in TriGranit and a certain TriStannifer Developments’ property. The maximum amounts from these indemnifications cannot be reasonable estimated at this time.

TRIZEC CANADA FIRST QUARTER 2005	14	NOTES TO THE FINANCIAL STATEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following Management’s Discussion and Analysis (“MD&A”), which has been prepared as of May 10, 2005, should be read in conjunction with the Consolidated Financial Statements of Trizec Canada Inc. (“Trizec Canada” or the “Corporation”) and the notes thereto for the three months ended March 31, 2005, as well as the paragraph regarding forward looking statements on page 39 hereof.

During the fourth quarter of 2004, Trizec Canada adopted Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15 (“AcG-15”) “Consolidation of Variable Interest Entities” (see ACCOUNTING CHANGE). The purpose of AcG-15 is to provide guidance as to when a corporation includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. As a result of applying the provisions of AcG-15, Trizec Canada no longer fully consolidates the assets, liabilities and results of operations of Trizec Properties, Inc. (“Trizec Properties”) but accounts for its investment using the equity method of accounting. Under the equity method of accounting, Trizec Canada’s share (approximately 39%) of the net assets of Trizec Properties is presented on Trizec Canada’s balance sheet under the caption “Investment in Trizec Properties”. In addition, Trizec Canada’s share of the earnings of Trizec Properties (approximately 39%) is presented in Trizec Canada’s income statement as “Equity earnings of Trizec Properties”. In accordance with the transitional provisions of the guideline, the Corporation has chosen to restate prior periods.

The MD&A also reflects this change in accounting method. Discussion of the Corporation’s business that is conducted through Trizec Properties has been presented separately and is analyzed and explained under the caption INVESTMENT IN TRIZEC PROPERTIES, INC. This discussion reflects the results of Trizec Properties’ entire operations and is not limited to Trizec Canada’s economic interest. Other sections of the MD&A analyze and explain the portion of the business conducted by Trizec Canada directly and through its consolidated subsidiaries.

All dollar amounts are expressed in United States dollars and references to “$” are to United States dollars. References to “C$” are to Canadian dollars. For periods prior to May 8, 2002, references to the “Corporation” or “Trizec Canada” refer to TrizecHahn Corporation (“TrizecHahn”), which became a wholly-owned subsidiary of Trizec Canada on May 8, 2002 (see PLAN OF ARRANGEMENT). Capitalized terms used herein without definition are defined in the Glossary of Terms contained in the Management Information Circular of TrizecHahn Corporation dated March 13, 2002.

Additional information relating to the Corporation for the three months ended March 31, 2005, filed with applicable Canadian securities regulators in Canada, may be accessed at www.sedar.com.

OVERVIEW

Trizec Canada is primarily engaged in the U.S. real estate business through its approximately 39% interest in Trizec Properties, a publicly traded U.S. office real estate investment trust, or REIT. Trizec Properties is one of the largest owners and managers of commercial property in the United States, with owned interests in and management of 52 U.S. office properties containing approximately 37.3 million square feet, or approximately 30.8 million square feet based upon Trizec Properties’ pro rata ownership interests. Its office properties are concentrated in seven core markets in the United States located in the following major metropolitan areas: Atlanta, Chicago, Dallas, Houston, Los Angeles, New York and Washington, D.C.

Trizec Canada’s subordinate voting shares trade on the Toronto Stock Exchange under the symbol TZC.SV. Shares of Trizec Properties Common Stock trade on the New York Stock Exchange under the symbol TRZ. Trizec Properties’ Form 10-Q for the three months ended March 31, 2005, including its consolidated financial statements, was filed with the United States Securities and Exchange Commission on May 6, 2005. The Corporation’s financial disclosure, where applicable, is consistent with that of Trizec Properties. Trizec Properties’ Form 10-Q does not form part of this MD&A.

TRIZEC CANADA INC.	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

PLAN OF ARRANGEMENT

On May 8, 2002, TrizecHahn completed a Plan of Arrangement (the “Arrangement”) under Canadian law that resulted in Trizec Properties, which owned all of TrizecHahn’s U.S. assets and certain non-U.S. assets, becoming a publicly-traded REIT. On April 23, 2002, all classes of TrizecHahn’s shareholders approved the Arrangement and on April 29, 2002, the Superior Court of Justice of Ontario gave final approval to the Arrangement. The Arrangement was structured with the objective of achieving economic equivalence between a Trizec Canada Share and a share of Trizec Properties Common Stock. It is expected that Trizec Canada will pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock. It is intended that Trizec Canada will, during the 66-month period following the Arrangement, pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock.

Trizec Canada was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. Trizec Canada is a mutual fund corporation under Canadian tax rules. Trizec Canada indirectly owns approximately 39% of the shares of Trizec Properties Common Stock, and one share of Trizec Properties Common Stock is held by Trizec Canada for each outstanding Trizec Canada Share. In addition, as a consequence of the Arrangement, Trizec Canada indirectly owns all of the Trizec Properties Special Stock and Trizec Properties Convertible Stock. Trizec Properties Special Stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors. Effective for the annual financial statements for the year ended December 31, 2004, Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting (see ACCOUNTING CHANGE).

Immediately after May 8, 2002, certain former holders of TrizecHahn Subordinate Voting Shares, representing approximately 60% of the outstanding TrizecHahn shares, owned approximately 60% of the Trizec Properties Common Stock which they acquired in exchange for TrizecHahn Subordinate Voting Shares. The effect of this exchange was recorded on the consolidated balance sheet as a reduction in Net Assets of $1,267.9 million, which was based on the historical cost basis of TrizecHahn’s interest in Trizec Properties, with a decrease in retained earnings of $424.4 million and share capital of $843.5 million.

Trizec Canada’s results include its share of earnings of Trizec Properties after the effective date of the Arrangement.

ACCOUNTING CHANGE

The CICA issued AcG-15 on the consolidation of variable interest entities (“VIEs”). This guideline applies to annual and interim periods beginning on or after November 1, 2004; however, Trizec Canada elected to adopt this presentation for its annual reporting beginning with its annual financial statements for the year ended December 31, 2004. VIEs include, among others: entities where the equity invested is considered insufficient to finance the entity’s activities without relying on financial support from other parties; or entities where the equity holder lacks any one of three stipulated characteristics of a controlling financial interest, including circumstances where the equity interest and voting interest are disproportionate. If the entity is considered a VIE, then the Corporation must determine, based upon certain criteria in the guideline, whether or not it is the primary beneficiary of the VIE. The primary beneficiary is defined as the entity that absorbs a majority of the VIE’s expected losses or, if no entity absorbs such a majority, the entity that receives a majority of the expected residual returns. Only if the reporting entity is determined to be the primary beneficiary will it consolidate the VIE.

During 2004, the Corporation adopted the provisions of AcG-15 on a retroactive basis with restatement of prior periods. In applying the provisions of AcG-15, the Corporation has determined that Trizec Properties is a VIE and the Corporation is not its primary beneficiary. As such, the Corporation has changed its method of

TRIZEC CANADA INC.	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

accounting for its investment in Trizec Properties from the consolidation method to the equity method of accounting.

The adoption of the guideline has resulted in the following changes to Trizec Canada’s comparative consolidated statement of income and consolidated statement of cash flows for the three months ended March 31, 2004. In addition, the consolidated statement of income reflects an adjustment to discontinued operations for properties designated as held for sale during 2004.

Statement of Income		Deconsolidation of	Discontinued
For the three months ended March 31, 2004	As reported	Trizec Properties	Operations	As restated

Rental revenue	$224.4	(224.4)	—	—
Share of earnings of Trizec Properties	—	12.9	(1.7)	11.2
Interest and other income	2.8	(1.0)	0.6	2.4

	227.2	(212.5)	(1.1)	13.6
Property operating expenses	(100.4)	100.4	—	—
General and administrative expense	(6.2)	4.3	—	(1.9)
Exchangeable debentures interest expense, net	(4.8)	—	—	(4.8)
Foreign exchange gains, net	13.7	(3.3)	—	10.4
Interest expense	(45.4)	44.9	—	(0.5)
Depreciation expense	(45.2)	45.2	—	—
Gain on sale of properties	20.3	(20.3)	—	—
Gain on lawsuit settlement	0.1	(0.1)	—	—
Recovery on insurance claims	0.2	(0.2)	—	—
Gain on early retirement of debt, net	0.3	(0.3)	—	—
Derivative loss	(2.1)	2.1	—	—

Income before taxes and non-controlling interests	57.7	(39.8)	(1.1)	16.8
Income and other corporate taxes	(7.6)	7.0	(1.4)	(2.0)
Non-controlling interests	(32.8)	32.8	—	—

Income from continuing operations	17.3	—	(2.5)	14.8
Discontinued operations	13.4	1.5	2.5	17.4

Net income	$30.7	1.5	—	32.2

Statement of Cash Flows		Deconsolidation of
For the three months ended March 31, 2004	As reported	Trizec Properties	As restated

Cash flow from (applied to)
Operating activities	$69.3	(30.5)	38.8
Financial activities	(390.5)	378.5	(12.0)
Investing activities	175.1	(249.8)	(74.7)

Increase in cash and cash equivalents	$(146.1)	98.2	(47.9)

TRIZEC CANADA INC.	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of Trizec Canada’s financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of these financial statements requires the Corporation to make estimates and judgements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting estimates are defined as those that involve significant judgement and potentially could result in materially different results under different assumptions and conditions. For a detailed description of Trizec Canada’s significant accounting policies, see Note 1 in the notes to the December 31, 2004 consolidated financial statements. The critical accounting estimates used in the preparation of Trizec Canada’s interim consolidated financial statements are described in more detail in the Corporation’s annual MD&A for the year ended December 31, 2004.

RESULTS OF OPERATIONS

The following presents the financial position of the Corporation as at March 31, 2005 and December 31, 2004.

	March 31	December 31
(US$ millions)	2005	2004

Assets

Current assets
Cash and cash equivalents	$56.3	56.0
Restricted cash	7.8	7.9
Other assets	20.0	19.6

	84.1	83.5
Investment in Trizec Properties, Inc.	761.4	761.7
Investments and other assets	422.8	435.0
Future income taxes	105.1	103.8

	$1,373.4	1,384.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$26.3	31.3

Exchangeable debentures
Carrying amount	726.0	733.9
Deferred amount	164.9	157.0

	890.9	890.9

	917.2	922.2

Shareholders’ Equity
Share capital	376.5	376.5
Contributed surplus	30.2	30.2
Foreign currency translation adjustment	14.7	17.3
Retained earnings	34.8	37.8

	456.2	461.8

	$1,373.4	1,384.0

TRIZEC CANADA INC.	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following statements of income compare the operating results for Trizec Canada on a year-over-year basis:

			Increase
For the three months ended March 31			(Decrease) in Net
(US$ millions, except per share amounts)	2005	2004	Income
		(restated)
Income
Share of earnings of Trizec Properties	$8.6	11.2	(2.6)
Interest and other income	1.4	2.4	(1.0)

	10.0	13.6	(3.6)

Expenses and other
General and administrative expense	(2.2)	(1.9)	(0.3)
Exchangeable debentures interest expense, net	(4.8)	(4.8)	—
Dilution gains	1.7	—	1.7
Foreign exchange gains, net	0.6	10.4	(9.8)
Interest expense	—	(0.5)	0.5

Income before taxes and discontinued operations	5.3	16.8	(11.5)

Income and other corporate taxes	1.1	(2.0)	3.1

Income from continuing operations	6.4	14.8	(8.4)

Discontinued operations - Share of earnings of Trizec Properties	2.6	17.4	(14.8)

Net income	$9.0	32.2	(23.2)

Income per share

Basic and diluted
Continuing operations	$0.11	0.25	(0.14)

Discontinued operations	$0.04	0.29	(0.25)

Net income	$0.15	0.54	(0.39)

Share of earnings of Trizec Properties

The Corporation accounts for its investment in Trizec Properties using the equity method of accounting whereby Trizec Canada’s share of the earnings of Trizec Properties (approximately 39%) is allocated between continuing and discontinued operations consistent with the discontinued operations treatment applied by Trizec Properties to its own operations.

The decrease in Trizec Canada’s total share of earnings of Trizec Properties of approximately $17.4 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004 reflects the decrease in net income (prepared in accordance with Canadian GAAP) of Trizec Properties from approximately $85.6 million to $27.0 million. A discussion of the Corporation’s business conducted through Trizec Properties has been included under the caption INVESTMENT IN TRIZEC PROPERTIES, INC. During the first quarter, the Corporation recorded dilution gains in the amount of $1.7 million from the issuance of common stock by Trizec Properties for amounts in excess of the Corporation’s carrying value.

TRIZEC CANADA INC.	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest income

Total interest income decreased by approximately $1.0 million for the three months ended March 31, 2005 compared to the year ended December 31, 2004. This decrease was primarily due to income earned during 2004 related to the Corporation’s direct investment in the Hollywood & Highland Hotel.

Foreign exchange gains, net

For the three months ended March 31	2005	2004

Foreign exchange translation (losses) gains on monetary assets and liabilities denominated in Canadian dollars and European currencies	$(2.0)	4.3

Recognition of historical foreign currency adjustment resulting from reductions of net investments in Canada and Europe	2.6	6.1

	$0.6	10.4

During the first quarter of 2004, Trizec Canada ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in equity as these operations are no longer considered to be self-sustaining. Commencing January 1, 2004, monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.

During the first quarter of 2005, Trizec Canada recognized a portion of the historic European foreign currency translation gain in the amount of $2.6 million as a result of the repatriation of certain invested capital. As a result of the repatriation of invested capital during the first quarter of 2004, the Corporation recognized a portion of the historic Canadian foreign currency translation gains in the amount of $6.1 million.

Interest expense

Total interest expense decreased by approximately $0.5 million for the three months ended March 31, 2005 compared to the year ended December 31, 2004. With the exception of the exchangeable debentures, Trizec Canada had no interest bearing debt outstanding during 2005.

Income and other corporate taxes

The following summarizes the key components of the provision for income and other corporate taxes.

For the three months ended March 31	2005	2004

Recovery (expense)
Income taxes
Current
- withholding taxes on REIT distributions	$(1.2)	(0.6)
- other	0.4	—
Future
- operations and sales	1.9	(1.4)

	$1.1	(2.0)

TRIZEC CANADA INC.	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL STRUCTURE

At March 31, 2005, the Corporation had $56.3 million in cash and cash equivalents on a consolidated basis. In addition, the Corporation had $7.8 million of restricted cash held to satisfy certain obligations. The Corporation also held $100.3 million in marketable securities at March 31, 2005.

As at March 31, 2005, Trizec Canada had a $10 million revolving credit facility secured by six million shares of Trizec Properties Common Stock with no material financial covenants. No amounts were drawn and outstanding under the credit facility as at March 31, 2005.

Dividend distributions

During the first quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 22, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2005.

Trizec Properties has stated that it intends to make distributions to its shareholders at least equal to the minimum amount required to maintain REIT status each year through regular quarterly dividend distributions. Until November 2007, Trizec Canada intends to pay the same per share dividend on Trizec Canada Shares as Trizec Properties pays on the shares of Trizec Properties Common Stock.

Outstanding shares

The following numbers of Trizec Canada shares and share purchase options were outstanding at March 31, 2005 and May 10, 2005.

	Issued and Outstanding at
	March 31	May 10
	2005	2005

Subordinate Voting Shares	52,400,097	52,400,097
Multiple Voting Shares	7,522,283	7,522,283

	59,922,380	59,922,380

Options to purchase Subordinate Voting Shares	784,042	784,042

TRIZEC CANADA INC.	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

MONETIZATION STATUS

As a result of the substantial completion of the Arrangement’s monetization plan, Trizec Canada’s pro forma net other assets was $170.0 million at March 31, 2005, of which $156.6 million was held in the form of cash and cash equivalents and marketable securities.

The following presents the pro forma Net Other Assets position (excluding its investment in Trizec Properties) of Trizec Canada at March 31, 2005:

		Adjustments for
		Barrick Shares and
		TrizecHahn
		Exchangeable	Investment in	Pro Forma Trizec
As at March 31, 2005	Total	Debentures	Trizec Properties	Canada

Assets
Cash and cash equivalent	$56.3	—	—	56.3
Restricted cash	7.8	—	—	7.8
Other assets	20.0	—	—	20.0
Investment in Trizec Properties, Inc.	761.4	—	(761.4)	—
Marketable securities	100.3	—	—	100.3
Investment in Barrick	286.2	(286.2)	—	—
Investments and other assets	36.3	(10.4)	—	25.9
Future income taxes	105.1	—	—	105.1

	$1,373.4	(296.6)	(761.4)	315.4

Liabilities
Exchangeable debentures	$890.9	(890.9)	—	—
Accounts payable and accrued liabilities	26.3	(2.0)	—	24.3

	$917.2	(892.9)	—	24.3

				291.1
Adjustment to future income taxes and to estimated liability				(121.1)

Pro forma Net Other Assets				$170.0

The pro forma Trizec Canada Net Other Assets position at March 31, 2005 includes a net asset of $105.1 million recorded in respect of future income taxes. This amount reflects the potential future Canadian tax benefit of non-capital and net capital losses and timing differences related to provisions for losses minus a provision for potential income taxes in respect of prior fiscal periods. No value has been considered attributable to the potential future Canadian tax benefit of capital losses and timing differences in the above pro forma analysis, for the purpose of the valuation of the Net Other Assets, because of Trizec Canada’s Canadian tax status as a mutual fund corporation. The value of future income taxes for this purpose is estimated to be a net liability of $16 million, which reflects the removal of amounts attributable to the potential future Canadian tax benefit of capital losses and timing differences.

RELATED PARTY TRANSACTIONS

On October 9, 2003, the Corporation contributed approximately $4.0 million to Trizec Properties in exchange for preferred membership units in an entity that held a 91.5% interest in the Hollywood & Highland Hotel. The holders of the preferred membership units were entitled to an initial dividend of 8% per annum, increasing to 12% per annum, as well as any unrecovered capital contribution at the time of liquidation. On February 27, 2004, Trizec Properties sold the Hollywood & Highland Hotel and remitted approximately $4.8 million to the Corporation in full satisfaction of any outstanding dividends and unrecovered capital contributions.

TRIZEC CANADA INC.	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

At March 31, 2005, notes receivable and mortgages include a vendor take back note, in the amount of $25.9 million (December 31, 2004 — $27.1 million), which is denominated in Euros (€20.0 million at March 31, 2005 and December 31, 2004). The note is receivable from a Company controlled by the controlling shareholder of Trizec Canada, along with a director of Trizec Canada. During the three months ended March 31, 2005, the Corporation recorded interest income from the note receivable in the amount of approximately $0.2 million (2004 — $0.2 million).

NEWLY ISSUED ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

CICA Handbook Section 3855 (“CICA 3855”) “Financial Instruments — Recognition and Measurement”

CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount — sometimes using fair value; other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented. CICA 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3865 “Hedges” and CICA 1530 “Comprehensive Income”.

The Corporation is currently evaluating the impact of adoption of CICA 3855 and has not yet determined the effect of adoption on its results of operations and financial condition.

CICA Handbook Section 3865 (“CICA 3865”) “Hedges”

CICA 3865 is applicable whenever a company chooses to designate a hedging relationship for accounting purposes. It builds on existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is to be applied and what disclosures are necessary when it is applied. CICA 3865 applies for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments” — “Recognition and Measurement” and Section 1530 “Comprehensive Income”.

The Corporation is currently evaluating the impact of adoption of CICA 3865 and has not yet determined the effect of adoption on its results of operations and financial condition.

CICA Handbook Section 1530 (“CICA 1530”) “Comprehensive Income”

CICA 1530 introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. CICA 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods. An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 “Financial Instruments — Recognition and Measurement” and CICA 3865 “Hedges”.

TRIZEC CANADA INC.	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

The Corporation is currently evaluating the impact of adoption of CICA 1530 and has not yet determined the effect of adoption on its results of operations and financial condition.

CICA Handbook Section 3251 (“CICA 3251”) “Equity”

CICA 3251 replaces CICA 3250 “Surplus”. It establishes standards for the presentation of equity and changes in equity during a reporting period. CICA 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Financial statements of prior periods are required to be restated for certain specified adjustments. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required. An entity adopting this CICA for a fiscal year beginning before October 1, 2006 must also adopt CICA 3855 — “Financial Instruments — Recognition and Measurement”, CICA 3865 “Hedges”, and Section 1530 “Comprehensive Income”.

The Corporation is currently evaluating the impact of adoption of CICA 3251 and has not yet determined the effect of adoption on its results of operations and financial condition.

SUMMARY QUARTERLY INFORMATION

The following summarizes Trizec Canada’s operating results on a quarterly basis, restated for the adoption of AcG-15 (see ACCOUNTING CHANGE). In addition, certain comparatives have been reclassified to the current presentation of discontinued operations.

For the three months ended March 31, 2005	1st
(US$ millions, except per share amounts)	Quarter

Share of earnings of Trizec Properties	$8.6
Income from continuing operations	6.4
Discontinued operations	2.6
Net income	9.0
Income per share — basic and diluted
Continuing operations	0.11
Discontinued operations	0.04
Net income	0.15

For the year ended December 31, 2004	1st	2nd	3rd	4th
(US$ millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

Share of earnings of Trizec Properties	$11.2	(9.0)	13.1	9.5	24.8
Income from continuing operations	15.2	28.2	11.9	11.9	67.2
Discontinued operations	17.4	(43.6)	14.3	35.8	23.9
Net income (loss)	32.2	(15.4)	26.2	48.1	91.1
Income (loss) per share — basic and diluted
Continuing operations	0.25	0.47	0.20	0.20	1.12
Discontinued operations	0.29	(0.73)	0.24	0.60	0.40
Net income	0.54	(0.26)	0.44	0.80	1.52

TRIZEC CANADA INC.	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2003	1st	2nd	3rd	4th
(US$ millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

Share of earnings of Trizec Properties	$23.1	(1.1)	24.3	13.3	59.6
Income from continuing operations	58.6	1.6	22.4	40.0	122.6
Discontinued operations	1.2	2.1	—	11.7	15.0
Net income	59.8	3.7	22.4	51.7	137.6
Income per share — basic and diluted
Continuing operations	0.98	0.03	0.37	0.67	2.05
Discontinued operations	0.02	0.03	—	0.20	0.25
Net income	1.00	0.06	0.37	0.87	2.30

INVESTMENT IN TRIZEC PROPERTIES, INC.

The following discussion of the Corporation’s business that is conducted through Trizec Properties is based upon Trizec Properties’ consolidated financial statements for the three months ended March 31, 2005 and 2004, adjusted for certain differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”). This discussion of the results of Trizec Properties reflects Trizec Properties’ entire operations and is not limited to Trizec Canada’s pro rata economic interest therein.

Critical Accounting Policies

The preparation of Trizec Properties’ financial statements requires it to make estimates and judgements that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting estimates are defined as those that involve significant judgement and potentially could result in materially different results under different assumptions and conditions. The critical accounting policies used in the preparation of Trizec Properties interim financial statements are described in more detail in the Corporation’s annual MD&A for the year ended December 31, 2004.

Accounting Definitions

Gross margin is not a recognized measure under Canadian GAAP. Trizec Properties’ management believes that in addition to net income (loss), gross margin is a useful supplemental measure as it provides investors with an indication of the performance of the office portfolio. Investors should be cautioned, however, that gross margin should not be construed as an alternative to net income as determined in accordance with Canadian GAAP as an indicator of profitability. Trizec Properties’ method of calculating gross margin may differ from other companies and, accordingly, gross margin may not be comparable to measures used by other companies.

Differences from Canadian Accounting Principles

Trizec Canada prepares its consolidated financial statements in accordance with Canadian GAAP. Trizec Properties prepares its consolidated financial statements in accordance with U.S. GAAP.

U.S. GAAP varies in certain significant respects from Canadian GAAP. The effect of these principal differences on the balance sheet and statement of income of Trizec Properties are quantified and described below.

TRIZEC CANADA INC.	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

								December 31
	March 31, 2005							2004
Trizec Properties, Inc. Balance Sheets		Proportionate	Leasing		Derivative			CDN
(US$ millions)	U.S. GAAP	Consolidation	Costs	Property Book Value	Instruments	Other	CDN GAAP	GAAP

Assets
Real estate, net	$3,702.7	408.7	121.7	(44.7)	—	—	4,188.4	4,200.1
Cash and cash equivalents	157.2	—	—	—	—	—	157.2	194.3
Escrows and Restricted cash	87.7	34.5	—	—	—	—	122.2	116.9
Investment in unconsolidated real estate joint ventures	118.6	(118.6)	—	—	—	—	—	—
Other assets	412.7	66.6	(121.7)	—	11.1	1.7	370.4	372.2

	$4,478.9	391.2	—	(44.7)	11.1	1.7	4,838.2	4,883.5

Liabilities
Mortgage debt and other loans	$2,185.2	419.9	—	—	—	—	2,605.1	2,639.4
Accounts payable and accrued liabilities	299.6	(28.7)	—	—	(4.8)	6.4	272.5	307.4
Minority interest	7.2	—	—	—	—	(4.5)	2.7	2.8
Redeemable preferred stock	0.2	—	—	—	—	(0.2)	—	—

	2,492.2	391.2	—	—	(4.8)	1.7	2,880.3	2,949.6

Shareholders’ Equity	1,986.7	—	—	(44.7)	15.9	—	1,957.9	1,933.9

	$4,478.9	391.2	—	(44.7)	11.1	1.7	4,838.2	4,883.5

Trizec Canada’s investment in Trizec Properties, Inc. under Canadian GAAP:
Assets							$4,838.2	4,883.5
Liabilities							2,880.3	2,949.6

Net Assets							$1,957.9	1,933.9

Trizec Canada’s share (approximately 39%)							$761.4	761.7

TRIZEC CANADA INC.	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Trizec Properties, Inc.						Increase
Statements of Income						(decrease)
For the three months ended March 31,	2005				2004	in Net
		Proportionate	Property	CDN	CDN	Income under
(US$ millions)	U.S. GAAP	Consolidation	Book Value	GAAP	GAAP	CDN GAAP

Revenues
Property revenue	$187.2	26.2	—	213.4	197.8	15.6

Expenses
Property operating expenses	(87.0)	(12.5)	—	(99.5)	(89.3)	(10.2)
General and administrative expense	(9.0)	—	—	(9.0)	(4.3)	(4.7)
Depreciation and amortization expense	(41.3)	(4.0)	0.4	(44.9)	(37.7)	(7.2)

	(137.3)	(16.5)	0.4	(153.4)	(131.3)	(22.1)

Operating Income	49.9	9.7	0.4	60.0	66.5	(6.5)

Other income (expenses)
Interest and other income	2.0	—	—	2.0	1.1	0.9
Foreign currency exchange gain	—	—	—	—	3.3	(3.3)
Gain on early retirement of debt	—	—	—	—	0.3	(0.3)
Recovery on insurance claims	—	—	—	—	0.2	(0.2)
Interest expense	(35.7)	(5.5)	—	(41.2)	(40.3)	(0.9)
Derivative gain	—	(0.1)	—	(0.1)	(2.1)	2.0

	(33.7)	(5.6)	—	(39.3)	(37.5)	(1.8)

Income before the following	16.2	4.1	0.4	20.7	29.0	(8.3)
Gain on sale of properties, net	—	—	—	—	20.3	(20.3)
Provision for income taxes	(0.4)	—	—	(0.4)	(7.0)	6.6
Minority interest	—	—	—	—	(0.6)	0.6
Income from unconsolidated joint ventures	4.1	(4.1)	—	—	—	—

Income from continuing operations	19.9	—	0.4	20.3	41.7	(21.4)

Discontinued operations
Income from discontinued operations	6.5	—	—	6.5	11.5	(5.0)
Gain on disposition of discontinued real estate	0.2	—	—	0.2	32.4	(32.2)

	6.7	—	—	6.7	43.9	(37.2)

Net income	$26.6	—	0.4	27.0	85.6	(58.6)

Trizec Canada’s share (approximately 39%) of earnings of Trizec Properties

Continuing operations					$8.6	11.2
Discontinued operations					2.6	17.4

					$11.2	28.6

Proportionate consolidation

Under U.S. GAAP, proportionate consolidation is generally not permitted for joint ventures and the cost, equity or full consolidation methods of accounting must be followed, as appropriate. Under Canadian GAAP, the accounts of all jointly controlled incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Corporation’s ownership interest.

TRIZEC CANADA INC.	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Leasing costs

Under Canadian GAAP, leasing costs are classified as part of real estate, net, whereas under U.S. GAAP they are classified as deferred charges and included in other assets.

Property book value

Under Canadian GAAP, building depreciation, gain on sale of properties, net, and provision for losses on properties are affected as a result of lower carrying values of certain properties compared with U.S. GAAP. These differences resulted from historical adjustments to the carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting purposes. The tax effect of these bases differences was added to the carrying value of the associated properties on acquisition for U.S. GAAP purposes. Under Canadian GAAP, the tax effect of these bases differences was charged to retained earnings on implementation, on January 1, 2000, of CICA Handbook Section 3465 “Income Taxes”.

Derivative instruments

Under U.S. GAAP, Trizec Properties follows Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Corporation’s consolidated balance sheet at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported through the statement of operations. For derivatives designated as hedging instruments in qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income (loss) until the forecasted transactions occur and the ineffective portions are recognized in the statement of operations. In addition, Trizec Properties uses certain interest rate protection agreements to manage risks from fluctuations in variable interest rates, as well as to hedge anticipated future financing transactions. Under Canadian GAAP, the Corporation accounts for interest rate cap contracts as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market values, except for any non-hedging portions of the derivative instruments. Any amount receivable or payable arising from interest rate cap contracts are recognized as an adjustment of interest expense. Premiums paid to arrange interest rate cap contracts are deferred and amortized to interest expense over the term of the contracts. Under interest rate swap agreements, payments or receipts are recognized as adjustments to interest expense.

UPREIT structure

On December 22, 2004, Trizec Properties completed the reorganization of its operating structure by converting to an umbrella partnership real estate investment trust, or UPREIT, structure (the “UPREIT Conversion”). In connection with the UPREIT Conversion, Trizec Properties formed a new operating entity, Trizec Holdings Operating LLC, a Delaware limited liability company (the “Operating Company). Trizec Properties now conducts and intends to continue to conduct its business, and owns and intends to continue to own substantially all of its assets, through the Operating Company. As the sole managing member of the Operating Company, Trizec Properties generally has the exclusive power under the limited liability company agreement to manage and conduct the business of the Operating Company, subject to certain limited approval and voting rights of other members that may be admitted in the future. Currently, the Operating Company is wholly owned by Trizec Properties.

TRIZEC CANADA INC.	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of operations for the three months ended March 31, 2005

Trends in Occupancy

The macroeconomic conditions that negatively affected employment levels for office workers, which, in turn, affected the demand for office space, have not significantly changed since the end of 2004. This stagnant demand for office space has resulted in relatively flat occupancy rates, however, Trizec Properties believes that it is likely that demand for office space will gradually improve during the remainder of the year. Despite Trizec Properties’ belief that office market conditions will improve gradually throughout the remainder of 2005, it anticipates continued downward pressure on market rents, however, not to the extent of the recent past. Trizec Properties’ focus for the remainder of the year will be to renew or release expiring space. The table below reflects the occupancy rates at March 31, 2005 compared to December 31, 2004 and shows the percentage of the square feet that will expire during the remainder of the year for our U.S. office portfolio.

			Percentage of space
	Occupancy Rates At		expiring in the
	March 31, 2005	December 31, 2004	remainder of 2005

Core Markets
Atlanta	89.5%	89.0%	9.0%
Chicago	89.3%	94.0%	3.6%
Dallas	86.1%	85.2%	7.8%
Houston	84.5%	84.4%	4.4%
Los Angeles	87.7%	88.4%	4.5%
New York	92.0%	96.8%	5.0%
Washington, D.C.	94.9%	95.0%	13.1%

Total Core Markets	89.1%	90.2%	6.8%

Secondary Markets	82.3%	83.9%	5.0%

Total Office Properties	88.3%	89.5%	6.6%

For the three months ended March 31, 2005, Trizec Properties leased approximately 1.5 million square feet of owned new and renewal space. Occupancy for Trizec Properties’ portfolio based on owned area was approximately 88.3% at March 31, 2005, compared to approximately 85.9% at December 31, 2004. In addition, for the three months ended March 31, 2005, based upon Trizec Properties’ total area, leases expired at an average gross rent of approximately $25.42 per square foot and were generally being signed at an average gross rent of approximately $24.57 per square foot.

In an environment of relatively stagnant economic conditions, it is normal to experience increased rental delinquencies and tenant failures. Trizec Properties monitors the financial strength of its key tenants and, therefore, their ability to pay rent and the likelihood that they will continue to pay rent, through a watch list process applied at the local, regional and corporate property management levels. This monitoring process is designed to help identify significant credit risks. At the end of March 2005, Trizec Properties was closely monitoring tenants with leases representing approximately 1.7% of the leaseable area of its U.S. office portfolio and approximately 1.5% of its annual gross rent for the U.S. office portfolio.

TRIZEC CANADA INC.	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

Property Revenues

Property revenues increased by approximately $15.6 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. Property revenues increased approximately $12.1 million due to the acquisition of Bank of America Plaza, located in Los Angeles, California, in the third quarter of 2004 and by approximately $2.4 million due to the acquisition of an interest in 2001 M Street, located in Washington, D.C., in the fourth quarter of 2004. Rental revenues increased by approximately $2.3 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. The increase is primarily due to an increase in average rental rates in the New York and Washington, D.C. markets as well as an overall increase in average occupancy for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. In addition, parking and other income increased by approximately $2.2 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. This increase is primarily due to an increase in parking and other income of approximately $1.5 million and an increase in termination fees of approximately $0.7 million. These increases were partially offset by a decrease in property revenues of approximately $0.6 million due to the sale of 151 Front Street, located in Toronto, Ontario, in the first quarter of 2004 and by approximately $2.0 million due to the sale of a 50% interest in Plaza of the Americas, located in Dallas, Texas, in the second quarter of 2004. In addition, there was a decrease of approximately $1.6 million in tenant recoveries and management fee income for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. This decrease is primarily due to a decrease in management fees and tenant recoveries of approximately $3.0 million from managed properties, partially offset by an increase in tenant recoveries of approximately $1.4 million due to an increase in recoverable operating expenses.

Lease termination fees are an element of ongoing real estate ownership. Included in the property revenue analysis above, for the three months ended March 31, 2005, Trizec Properties recognized approximately $2.1 million of termination fees compared to approximately $1.4 million for the three months ended March 31, 2004.

Property Operating Expenses

Property operating expenses increased by approximately $10.2 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. The acquisition of Bank of America Plaza resulted in an increase in property operating expenses of approximately $5.3 million and the acquisition of an interest in 2001 M Street resulted in an increase of approximately $0.9 million. Property operating expenses increased by approximately $0.8 million due to an increase in insurance expense and by approximately $3.2 million due to an increase in property taxes. In addition, repairs and maintenance, security, and other recoverable expenses increased by approximately $2.0 million and bad debt expense increased by approximately $0.6 million. These increases were partially offset by a decrease in property operating expenses of approximately $0.5 million due to the sale of 151 Front Street and a decrease of approximately $1.4 million due to the sale of a 50% interest in Plaza of the Americas. In addition, a decrease in building management expenses resulted in a decrease in property operating expenses of approximately $1.0 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004.

Excluding the impact of lease termination fees on revenues, Trizec Properties’ gross margin (property revenues, excluding lease termination fees, less property operating expenses) decreased to approximately 52.9% for the three months ended March 31, 2005 from approximately 54.5% for the three months ended March 31, 2004, primarily reflecting an increase in operating expenses.

TRIZEC CANADA INC.	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

General and Administrative

General and administrative expense includes expenses for corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses.

General and administrative expense increased by approximately $4.7 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. This increase is primarily due to an increase in employee compensation, including equity based compensation, as well as separation costs incurred for a departed officer of Trizec Properties during the three months ended March 31, 2005 compared to the three months ended March 31, 2004 and a reversal of bonus accruals for the three months ended March 31, 2004.

Depreciation and Amortization

Depreciation and amortization expense increased by approximately $7.2 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. The acquisition of Bank of America Plaza and the acquisition of an interest in 2001 M Street resulted in an increase in depreciation and amortization expense of approximately $6.5 million. In addition, depreciation and amortization expense increased by approximately $1.3 million primarily due to accelerated depreciation of tenant improvements resulting from early termination of leases and additional depreciation related to tenant improvements incurred subsequent to January 1, 2004. These increases in depreciation and amortization expense were partially offset by a decrease in depreciation and amortization expense of approximately $0.6 million due to the disposition of a 50% interest in Plaza of the Americas in the second quarter of 2004.

Interest and Other Income

Interest and other income increased by approximately $0.9 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004 primarily due to an increase in average cash balances and other income for the three months ended March 31, 2005 compared to the three months ended March 31, 2004.

Foreign Currency Exchange Gain

During the three months ended March 31, 2004, Trizec Properties sold 151 Front Street in Toronto, Ontario, recognizing a foreign currency exchange gain of approximately $3.3 million.

Loss on Early Debt Retirement

In December 2004, in conjunction with the sale of 250 West Pratt Street, located in Baltimore, Maryland, Trizec Properties and the lender of the mortgage loan collateralized by such property agreed to modify certain terms of the mortgage loan. The lender of the mortgage loan agreed to release the property as collateral for the mortgage loan in consideration of the establishment of an escrow, for the benefit of the lender, in the amount of approximately $28.7 million. The escrow was comprised of funds to be used to repay the full outstanding principal balance of the mortgage loan as well as interest payments through January 3, 2005. The escrow funds of approximately $28.7 million were included in restricted cash on Trizec Properties’ balance sheet at December 31, 2004. On January 3, 2005, the funds held in escrow were released to the lender. In conjunction with the repayment and retirement of the mortgage loan, Trizec Properties recorded a minimal loss on early debt retirement, comprised primarily of the write-off of unamortized deferred financing costs.

During the three months ended March 31, 2004, Trizec Properties recorded an aggregate gain on early debt retirement of approximately $0.2 million. Trizec Properties recorded a gain on early debt retirement of approximately $0.9 million related to the sale of Hollywood and Highland Hotel comprised primarily of the

TRIZEC CANADA INC.	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

forgiveness of debt of approximately $1.2 million, partially offset by the write-off of unamortized deferred financing costs of approximately $0.3 million. This gain on early debt retirement is partially offset by the write-off of unamortized deferred financing costs of approximately $0.4 million resulting from the repayment of secured mortgages coinciding with the sale of the underlying properties, as well as the write-off of unamortized deferred financing costs of approximately $0.3 million due to the refinancing of a $120.0 million mortgage loan.

Recovery on Insurance Claims

During the three months ended March 31, 2004, Trizec Properties received approximately $0.2 million in insurance proceeds related to window replacements at 550 W. Washington in Chicago that were damaged in 2003.

Interest Expense

Interest expense increased by approximately $0.9 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. Lower average debt balances outstanding due to early debt retirements, regular principal amortization and lump sum repayments resulted in a decrease in interest expense of approximately $1.6 million. In addition, interest expense decreased by approximately $1.9 million primarily due to certain interest rate swap contracts that were unwound during the fourth quarter of 2004. Additionally, the retirement of debt due to the disposition of 151 Front Street in the first quarter of 2004 decreased interest expense by approximately $0.1 million. These decreases were partially offset by an increase in interest expense of approximately $1.2 million due to a higher outstanding balance on Trizec Properties’ credit facility. In addition, in conjunction with the acquisition of Bank of America Plaza and the acquisition of an interest in 2001 M Street, Trizec Properties entered into mortgage loans totaling, in the aggregate, approximately $286.5 million which resulted in an increase in interest expense of approximately $3.3 million during the three months ended March 31, 2005.

Derivative Loss

During the three months ended March 31, 2004, Trizec Properties recorded a derivative loss of approximately $2.0 million in connection with the ineffective portion of certain interest rate swap agreements that were used to hedge variable rate debt that has been repaid and retired.

Provision for Income and Other Corporate Taxes, Net

Income and other taxes include franchise, capital, alternative minimum and foreign taxes related to ongoing real estate operations. Income and other taxes decreased by approximately $6.6 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004 primarily due to lower taxes as a result of property dispositions made during the year ended 2004 and restructuring in connection with the UPREIT Conversion.

Gain on Disposition of Real Estate, Net

During the three months ended March 31, 2004, Trizec Properties recognized a gain on disposition of real estate of approximately $20.3 million due to the sale of 151 Front Street in Toronto, Ontario which was subject to the transitional rules of CICA 3475.

TRIZEC CANADA INC.	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Discontinued Operations

Income from properties classified as discontinued operations decreased by approximately $5.0 million for the three months ended March 31, 2005 compared to the three months ended March 31, 2004. Income from discontinued operations for the three months ended March 31, 2004 includes the net income of properties sold subsequent to December 31, 2003, whereas income from discontinued operations for the three months ended March 31, 2005 includes only the net income of the two properties which were designated as held for disposition but had not been sold subsequent to December 31, 2004. In addition, on September 8, 2004, Trizec Properties and the Los Angeles County Assessor’s Office presented to the Los Angeles County Assessment Appeals Board a written stipulation agreeing to the base year value in 2000, and the 2001, 2002, 2003 and 2004 assessed values of the Hollywood & Highland Complex, located in Los Angeles, California. The stipulation provided for substantial reductions in the assessed value of the Hollywood & Highland Complex for all years. The Los Angeles County Assessment Appeals Board approved the stipulation and adopted the values as set forth in the stipulation, which resulted in a real estate tax refund. During the three months ended March 31, 2005, Trizec Properties received approximately $4.3 million of the real estate tax refund, resulting in a decrease in real estate tax for the three months ended March 31, 2005 compared to the three months ended March 31, 2004.

During the three months ended March 31, 2004, Trizec Properties recognized a gain on disposition of discontinued real estate of approximately $32.4 million, net of related tax effect, due to the sale of the Hollywood & Highland Complex.

Liquidity and Capital Resources

At March 31, 2005, Trizec Properties had $157.2 million in cash and cash equivalents. In addition, Trizec Properties had $122.2 million of restricted cash at property and joint venture levels and cash held for other purposes.

Trizec Properties has stated that its objective is to ensure, in advance, that there are ample resources to fund ongoing operating expenses, capital expenditures, debt service requirements and the distributions required to maintain REIT status.

Trizec Properties has stated that it expects to meet its liquidity requirements over the next twelve months for normal recurring expenditures, non-recurring capital expenditures, potential future acquisitions and developments, major renovations, expansions, scheduled debt maturities, ground lease payments, operational tax obligations, settlement of pre-REIT tax issues and distributions required to maintain its REIT status through cash flows from operations, asset sales, entering into joint venture arrangements or partnerships with equity providers, current cash and credit availability, refinancing of existing mortgage debt, incurrence of secured or unsecured debt, proceeds from the possible sale of capital stock or a combination of these sources. Trizec Properties’ net cash flow from operations is dependent upon the occupancy levels of its properties, net effective rental rates on current and future leases, collectibility of rent from its tenants, the level of operating and other expenses, as well as other factors. Material changes in these factors may adversely affect its net cash flow from operations.

Trizec Properties has stated that it expects to meet its liquidity requirements beyond twelve months for normal recurring expenditures, non-recurring capital expenditures, potential future acquisitions and developments, major renovations, expansions, scheduled debt maturities, ground lease payments, operational tax obligations, settlement of pre-REIT tax issues and distributions required to maintain its REIT status through cash flows from operations, asset sales, entering into joint venture arrangements or partnerships with equity providers, current cash and credit availability, refinancing of existing mortgage debt, incurrence of secured or unsecured

TRIZEC CANADA INC.	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

debt, proceeds from the possible sale of capital stock or a combination of these sources. Trizec Properties’ net cash flow from operations is dependent upon the occupancy levels of its properties, net effective rental rates on current and future leases, collectibility of rent from its tenants, the level of operating and other expenses, as well as other factors. Material changes in these factors may adversely affect its net cash flow from operations.

Trizec Properties has a $750.0 million unsecured credit facility, which matures in June 2007. The amount available to be borrowed under the unsecured credit facility at any time is determined by certain properties that it, or its subsidiaries that may from time to time guarantee the unsecured credit facility, own that satisfy certain conditions of eligibility. These conditions are not uncommon for unsecured credit facilities of this nature. During the remainder of its term, the amount available to be borrowed under the unsecured credit facility will likely fluctuate. The capacity under the unsecured credit facility may decrease as Trizec Properties sells or places permanent financing on assets currently supporting the unsecured credit facility. In addition, the capacity under the unsecured credit facility may decrease if its assets no longer meet certain eligibility requirements. Likewise, the capacity under the unsecured credit facility may increase as certain assets otherwise meet the eligibility requirements. As of March 31, 2005, the amount available to be borrowed under the unsecured credit facility was approximately $458.1 million, of which $150.0 million was outstanding. During the remainder of the term of the unsecured credit facility, Trizec Properties expects the outstanding balance to fluctuate. The balance under the unsecured credit facility will likely increase from time to time as Trizec Properties uses funds from the unsecured credit facility to meet a variety of liquidity requirements such as dividend payments, tenant installation costs, future tax payments and acquisitions that may not be fully met through operations. The balance under the unsecured credit facility will also likely be reduced as a result of proceeds generated from asset sales, secured borrowings, operating cash flows and other sources of liquidity.

Under Trizec Properties’ unsecured credit facility, it is subject to covenants, including financial covenants, restrictions on other indebtedness, restrictions on encumbrances of properties that it uses in determining its borrowing capacity and certain customary investment restrictions. The financial covenants include the requirement that Trizec Properties’ total leverage ratio not exceed 65.0% in year one, 62.5% in year two and 60.0% in year three; the requirement that its interest coverage ratio be greater than 2.0 times; the requirement that its fixed charge coverage ratio be greater than 1.5 times; and the requirement that its net worth be in excess of $1.5 billion. Trizec Properties’ financial covenants also include a restriction on dividends or distributions of more than 90% of funds from operations (as defined in the unsecured credit facility agreement). If Trizec Properties is in default in respect to its obligations under the unsecured credit facility, dividends will be limited to the amount necessary to maintain REIT status. At March 31, 2005, Trizec Properties was in compliance with these financial covenants.

Trizec Properties also has available an effective shelf-registration statement under which it may offer and sell up to an aggregate amount of $750.0 million of common stock, preferred stock, depositary shares representing shares of its preferred stock and warrants exercisable for common stock or preferred stock. However, Trizec Properties’ ability to raise funds through sales of common stock, preferred stock, depositary shares representing shares of its preferred stock and common and preferred stock warrants is dependent upon, among other things, general market conditions for REITs, market perceptions about the company, the current trading price of its stock and the current interest rates. The proceeds from the sale of shares of common stock, preferred stock, depositary shares representing shares of its preferred stock or common and preferred stock warrants, if any, would be used for general corporate purposes, which may include, among other things, the acquisition of additional properties or the repayment of outstanding indebtedness.

After dividend distributions, Trizec Properties’ remaining cash from operations will not be sufficient to allow it to retire all of its debt as it comes due. Accordingly, Trizec Properties will be required to refinance maturing debt or repay it utilizing proceeds from property dispositions or the issuance of equity securities. Trizec Properties’ ability to refinance maturing debt will be dependent on its financial position, the cash flow from its

TRIZEC CANADA INC.	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

properties, the value of its properties, liquidity in the debt markets and general economic and real estate market conditions. There can be no assurance that such refinancing or proceeds will be available or be available on economical terms when necessary in the future.

Contractual obligations

Due to the repayment and retirement of a mortgage loan that formerly collateralized 250 West Pratt Street, located in Baltimore, Maryland, Trizec Properties is no longer liable for future mortgage obligations of approximately $28.7 million, which was previously disclosed in the contractual obligations table in Trizec Canada’s MD&A for the year ended December 31, 2004. No other material changes outside the ordinary course of business occurred affecting Trizec Properties’ contractual obligations during the three months ended March 31, 2005.

Cash flow activity

At March 31, 2005, Trizec Properties had $157.2 million in cash and cash equivalents as compared to $194.3 million at December 31, 2004.

Investing activities

Net cash used by investing activities reflects the net impact of the acquisition and disposition of certain properties and the ongoing impact of expenditures on tenant installations costs and capital expenditures.

Tenant installation costs

Trizec Properties’ office properties require periodic investments of capital for tenant installation costs related to new and renewal leasing. Relatively stagnant market conditions for the three months ended March 31, 2005 resulted in a modest decrease in vacancies over the same period in the prior year. The stagnant market conditions, combined with sublet space inventory in Trizec Properties’ major markets, has continued the downward pressure on rental rates and the upward pressure on tenant installation costs. For comparative purposes, the absolute total dollar amount of tenant installation costs in any given period is less relevant than the cost on a per square foot basis. This is because the total is impacted by the square footage both leased and occupied in any given period. Tenant installation costs consist of tenant allowances and leasing costs. Leasing costs include leasing commissions paid to third-party brokers representing tenants and costs associated with dedicated regional leasing teams who represent Trizec Properties and deal with tenant representatives. The following table reflects tenant installation costs for the total office portfolio, including Trizec Properties’ share of such costs incurred by real estate joint ventures, for both new and renewal office leases that commenced during the respective periods, regardless of when such costs were actually paid. The square feet leased data in the table represents Trizec Properties’ pro rata owned share of square feet leased.

For the three months ended March 31	2005	2004
	(in millions)
Square feet leased
- new leasing	0.5	0.8
- renewal leasing	1.0	1.1
Tenant square feet leased	1.5	1.9
Tenant installation costs	$34.1	$35.4

TRIZEC CANADA INC.	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital expenditures

To maintain the quality of its properties and preserve competitiveness and long-term value, Trizec Properties pursues an ongoing program of capital expenditures, certain of which are not recoverable from tenants. For the three months ended March 31, 2005, capital expenditures for the total office portfolio, including its share of such expenditures incurred by real estate joint ventures, was approximately $3.5 million (2004-$2.0 million). Recurring capital expenditures include, for example, the cost of roof replacement and the cost of replacing heating, ventilation, air conditioning and other building systems. In addition to recurring capital expenditures, expenditures are made in connection with non-recurring events such as asbestos abatement or removal costs, any major mechanical attribute or system replacement, and any redevelopment or reconstruction costs directly attributable to extending or preserving the useful life of the base building. Furthermore, as part of Trizec Properties’ office acquisitions, it has routinely acquired and repositioned properties in their respective markets, many of which have required significant capital improvements due to deferred maintenance and the existence of shell space requiring initial tenant build-out at the time of acquisition. Some of these properties required substantial renovation to enable them to compete effectively. Trizec Properties takes these capital improvement and new leasing tenant inducement costs into consideration at the time of acquisition when negotiating its purchase price.

Dispositions

During the three months ended March 31, 2004, Trizec Properties sold one office property and two retail properties generating net proceeds of approximately $257.0 million, or approximately $18.6 million after debt repayment.

Financing Activities

During the three months ended March 31, 2005, Trizec Properties used approximately $9.5 million in its financing activities due primarily to approximately $34.1 million of principal repayments on mortgage debt and paid approximately $32.4 million in dividends to its stockholders. These uses were offset by approximately $28.7 million released from an escrow established for repayment of the mortgage loan of 250 W. Pratt, located in Baltimore, Maryland and proceeds of approximately $28.3 million from the issuance of Trizec Properties’ common stock.

During the three months ended March 31, 2004, Trizec Properties used approximately $372.6 million in its financing activities, due primarily to approximately $260.5 million of principal repayments on mortgage debt and approximately $238.3 million of mortgage debt and other loans repaid upon property dispositions. Additionally, Trizec Properties incurred and paid approximately $3.8 million in settlement of forward rate contracts. Trizec Properties also paid approximately $31.6 million in dividends to its stockholders. These uses were partially offset by net proceeds from mortgage debt refinancings, net draws on its line of credit and proceeds from the issuance of its common stock.

Unsecured Credit Facility

Trizec Properties’ unsecured credit facility consists of a $600.0 million revolving component and a $150.0 million term component, bears interest at LIBOR plus a spread of 1.15% to 2.0% based on Trizec Properties’ total leverage, and matures in June 2007 (the “2004 Unsecured Credit Facility”). The financial covenants, as defined in the 2004 Unsecured Credit Facility, include the quarterly requirements for the total leverage ratio not to exceed 65.0% during year one, 62.5% during year two and 60.0% during year three; a requirement that the interest coverage ratio be greater than 2.0 times; a requirement that the fixed charge coverage ratio be greater than 1.5 times; and a requirement that the net worth be in excess of $1.5 billion. Trizec Properties’

TRIZEC CANADA INC.	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

financial covenants also include a restriction on dividends or distributions of more than 90% of its funds from operations (defined in the 2004 Unsecured Credit Facility agreement). If Trizec Properties is in default in respect of its obligations under the 2004 Unsecured Credit Facility agreement, dividends will be limited to the amount necessary to maintain REIT status. At March 31, 2005, Trizec Properties was in compliance with these financial covenants.

At March 31, 2005, the amount eligible to be borrowed under the 2004 Unsecured Credit Facility was approximately $458.1 million, of which $150.0 million was drawn and outstanding. At December 31, 2004, the amount eligible to be borrowed under the 2004 Unsecured Credit Facility was approximately $484.9 million, of which $150.0 million was drawn and outstanding. Certain conditions of the 2004 Unsecured Credit Facility may restrict the amount eligible to be borrowed at any time.

Early Debt Retirement

In December 2004, in conjunction with the sale of 250 West Pratt Street, located in Baltimore, Maryland, Trizec Properties and the lender of the mortgage loan collateralized by such property agreed to modify certain terms of the mortgage loan. The lender of the mortgage loan agreed to release the property as collateral for the mortgage loan in consideration of the establishment of an escrow, for the benefit of the lender, in the amount of approximately $28.7 million. The escrow was comprised of funds to be used to repay the full outstanding principal balance of the mortgage loan as well as interest payments through January 3, 2005. The escrow funds of approximately $28.7 million were included in restricted cash on Trizec Properties’ balance sheet at December 31, 2004. On January 3, 2005, the funds held in escrow were released to the lender. In conjunction with the repayment and retirement of the mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $0.01 million, comprised primarily of the write-off of unamortized deferred financing costs.

Hedging Activities

At March 31, 2005 and December 31, 2004, Trizec Properties had outstanding interest rate swap contracts in the notional amount of $150.0 million, bearing a weighted average interest rate of 6.02% and maturing on March 15, 2008. The aggregate cost to unwind these interest rate swap contracts was approximately $5.7 million and $9.2 million at March 31, 2005 and December 31, 2004, respectively.

TRIZEC CANADA INC.	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

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TRIZEC CANADA FIRST QUARTER 2005	38

CORPORATE INFORMATION

COMPANY OVERVIEW

Trizec Canada Inc. is a Canadian corporation primarily engaged in the U.S. real estate business through its approximately 39% interest in Trizec Properties, Inc., a publicly-traded U.S. Real Estate Investment Trust. Trizec Properties manages a portfolio of high-quality office properties totalling 37 million square feet concentrated in seven core markets in the United States. Trizec Canada is listed on the Toronto Stock Exchange under the symbol “TZC.SV” and Trizec Properties is listed on the New York Stock Exchange under the symbol “TRZ”. Under Canadian tax laws, Trizec Canada is a mutual fund corporation, which provides Canadian investors the opportunity to invest indirectly in Trizec Properties. Trizec Canada owns one share of Trizec Properties common stock for each outstanding Trizec Canada share and expects to pay the same quarterly dividend per share as Trizec Properties. A share of Trizec Canada is intended to be economically equivalent to a share of Trizec Properties common stock.

Stock Exchange Listing
Toronto

Trading Symbol
TZC.SV

Shares (millions)

Outstanding at March 31, 2005
Subordinate Voting	52.4
Multiple Voting	7.5

Total	59.9

Trizec Properties Common Stock indirectly owned:	59.9

Dividend

A quarterly dividend of US$0.20 per common share was paid on April 22, 2005 to shareholders of record at the close of business on April 7, 2005.

Transfer Agent

Investors are encouraged to contact our Transfer Agent and Registrar, CIBC Mellon Trust Company, for information regarding their security holdings at:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
AnswerlineTM: (416) 643-5500
Toll free throughout North America:
(800) 387-0825
E-mail: inquiries@cibcmellon.com

Investor Relations

Trizec Canada Inc.
BCE Place, 181 Bay Street
Suite 3820, Box 800
Toronto, Ontario M5J 2T3
Telephone:	(416) 682-8600
Toll free within Canada and the United States:
(877) 239-7200
Facsimile:	(416) 364-5491
E-mail:	investor@trizeccanada.com
Web site:	www.trizeccanada.com
Contact:	Robert B. Wickham
President

Please note that all materials that Trizec Canada Inc. disseminates to its shareholders, including both interim and annual financial statements, are available electronically either by choosing the SEDAR Filings’ button at www.trizeccanada.com or by following the Company Profiles to Trizec Canada Inc. at www.SEDAR.com.

Trizec Properties, Inc.
Telephone:	(312) 798-6000
Toll free within Canada and the United States:
(800) 891-7017
E-mail:	investor.relations@trz.com
Web site:	www.trz.com
Contact:	Dennis C. Fabro
Senior Vice President, Investor Relations

FORWARD-LOOKING STATEMENTS

This Interim Report contains forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward-looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which Trizec Properties’ principal tenants compete, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to Trizec Canada, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in Trizec Canada’s Annual Information Form dated March 22, 2005.

TRIZEC CANADA THIRD QUARTER 2004	39	CORPORATE INFORMATION

www.trizeccanada.com